82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

PRESS RELEASE

January 15, 2004

STOCK OPTIONS GRANTED

The Board of Directors of **GGL Diamond Corp. (GGL.TSX Venture)** (the "Company") has today announced that in accordance with the custom of reviewing its Stock Option Plan (the "Plan") at the start of every year, the Company has granted stock options to its directors, senior officers, employees and consultants to purchase a total of 1,100,000 common shares in the capital stock of the Company exercisable until January 15, 2009 at a price of $0.50 per share. These grants were recommended to the Board by the Company's Compensation Committee at a meeting held on January 5, 2004, at an exercise price of $0.45 per share. The exercise price was subsequently set at $0.50 because of market conditions.

The Board has also approved amendment of the Company's 2001 Stock Option Plan to increase the number of shares reserved under the Plan from 8,101,035 to 9,500,000 shares, being 14% of the present issued capital. A portion of the 1,100,000 options granted on January 15th may not be exercised until the amendment to the Plan has been approved by the shareholders of the Company at the next general meeting. The amendment to the Plan and the grant of stock options are subject to acceptance for filing by the TSX Venture Exchange.

The Company has not yet received information from its joint venture partner, De Beers Canada Exploration Inc., with regard to results from the sampling conducted this fall on the Doyle Lake properties aside from that covered in the press release dated October 30, 2003.

GGL DIAMOND CORP.

Per: [signature]

Raymond A. Hrkac,
President & CEO

dlw 1/30

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.